Exhibit 17.1

TAMALA L. LONGABERGER

1 Miranova Place

Columbus, Ohio 43215

May 29, 2015

Via E-Mail

Mr. John P. Rochon

Chief Executive Officer, President and Chairman

CVSL, Inc.

2400 North Dallas Parkway, Suite 230

Plano, Texas 75093-4371

Dear Mr. Rochon:

I hereby resign, effective immediately, as a director of CVSL, Inc. (“CVSL’’). My resignation relates to the following circumstances:

On April 28, 2015, I resigned as a director of CVSL, as a director of The Longaberger Company and as CEO of The Longaberger Company. My resignation as director of CVSL and The Longaberger Company was effective immediately, and my resignation as CEO of The Longaberger Company was effective within 30 days pursuant to the resignation for good reason provision my employment agreement. During the 30 day period following my resignation, CVSL made no attempt to cure any of the circumstances that gave rise to my resignation.

In my April 28, 2015 letter, I cited the following circumstances regarding my resignation:

a.	CVSL cut my base salary by $600,000 per year. Although you promised me that this cut in base salary was merely a four-month “deferral”, CVSL never made up any of my lost salary after expiration of the four-month deferral period.

b.	CVSL has reduced and diminished the nature, status, duties and responsibilities of my position, and also has caused The Longaberger Company to engage one or more executives senior to me at the Company.

c.	CVSL has caused The Longaberger Company to fail to timely pay sales and use taxes to several states, prompting these state taxing authorities to seek to assess me personally with the Company’s tax deficiencies.

Each of the circumstances cited above still exist as of the date of this letter.

Mr. John P. Rochon

May 29, 2015

Following my resignation, my legal counsel and legal counsel for CVSL negotiated the terms of my separation from CVSL and The Longaberger Company. On May 4, 2015, the parties agreed through counsel to the terms of my separation from the company, and CVSL’s counsel requested that I withdraw my resignation as director of CVSL to allow the party’s time to memorialize these terms in writing without CVSL needing to disclose my resignation in an S.E.C. filing. Believing that CVSL would work in good faith to memorialize the terms of my separation. I withdrew my resignation as a director of CVSL on May 4.

Contrary to CVSL’s assurances, CVSL reneged on the agreement reached on May 4 and has not tried to resolve this situation in good faith. There have been unexplainable delays by your attorneys in responding to my counsel, including your attorneys’ most recent 10-day failure to respond to us without any reasonable explanation for their delay. During the delay caused by your attorneys, the circumstances that led to my April 28 resignation were exacerbated.

A prime example of this is the latest demand by a state taxing authority made upon me because, once again, CVSL, caused The Longaberger Company to fail to pay its tax obligations. On May 18, 2015, I received a letter from the Kansas taxing authority demanding payment of thirty-two thousand dollars of delinquent Longaberger Company sales taxes from me personally. My counsel provided this letter to CVSL’s counsel and asked for assurance that this tax liability would be promptly paid by the company so that I would not have to deal with this taxing authority, but we received no such assurance.

Also, under my employment agreement, you were obligated to continue to pay my salary during the 30-day notice period, but you failed to do so.

Additionally, when CVSL’s counsel raised generalized allegations against me, my attorneys asked for specific factual details so that we could address these issues. We were assured by your counsel that he would provide these details. Instead, 15 minutes later, we received a letter from you purporting to terminate my employment as The Longaberger Company CEO even though I had already resigned and you had no basis for terminating my employment.

It is obvious that CVSL had no intention to provide a separation consistent with the agreed terms, and the only reason CVSL asked me to withdraw my resignation was to delay its S.E.C. disclosure obligations and advance its own interests.

Sincerely,

/s/ Tamala L. Longaberger
Tamala L. Longaberger